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                                                                      EXHIBIT 19

HEALTHDYNE TECHNOLOGIES, INC.
REJECTS OFFER; SAYS COMPANY
NOT FOR SALE

FOR IMMEDIATE RELEASE

         Marietta, Georgia, January 24, 1997 -- Healthdyne Technologies, Inc. (Nasdaq:HDTC) announced today that its Board of Directors has unanimously rejected the unsolicited offer by Invacare Corporation to purchase Healthdyne Technologies. "The Board has not been and is not seeking to sell the Company" said Craig B. Reynolds, Healthdyne Technologies' President and Chief Executive Officer. In rejecting the offer, Healthdyne Technologies' Board considered a variety of factors, including the opinion of Cowen & Company that the $12.50 per share price offered by Invacare is grossly inadequate.

         "Healthdyne Technologies is poised to introduce many new products in several markets during 1997 and in early 1998. These introductions will accelerate the shift toward more innovative, cost-effective and higher margin products. Due to competitive concerns, the release of detailed information on these products has been limited and therefore their importance to the Company has not been fully appreciated by the investment community. We plan to release additional information concerning these initiatives in early February when we expect to release our year-end results."

         Mr. Reynolds further commented, "the markets currently served by the Company and those the Company plans to enter are expected to grow from approximately $575 million in 1996 to approximately $1.2 billion in 1998. We have a history of successful

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product introductions, as most recently shown by the launch of Quatum(R), our non-invasive ventilator, which is expected to generate $12 million of revenue in its first full year in the market. Additionally, Healthdyne Technologies has entered into several strategic sales and distribution agreements which will significantly enhance the Company's ability to penetrate these rapidly growing markets."

         Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk for SIDS, and products for asthma management.

         This press release contains forward-looking statements that involve risks and uncertainties, including developments in the healthcare industry, development and introduction of new products on a timely basis, third party reimbursement policies and practices and regulatory requirements affecting the approval and sale of medical devices, as well as other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, including its Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.